March 10, 2009
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Newpark Resources, Inc. Registration Statement on Form S-3 File No. 333-156009 Filed December 9, 2008
Dear Mr. Schwall:
     Set forth below are the responses of Newpark Resources, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2008, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-156009) (the “Registration Statement”). Where applicable, the Company’s responses indicate the additions, deletions or revisions it has included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) or the exhibits thereto. For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.
General
1.	We note that the calculation of registration fee table and the legal opinion state that you are registering for resale 2,400,000 shares, but that the cover page and the selling shareholder table indicate that you are registering 2,094,235 shares. Please reconcile.

Response:

The warrant pursuant to which the shares covered by the Registration Statement are issuable contains anti-dilution provisions. These provisions provide for increases in the number of shares issuable upon exercise of the warrant in certain circumstances, such as upon the issuance of shares under employee stock option plans. It is likely that such provisions will increase the number of shares issuable upon exercise of the warrant prior to the expiration of the warrant. The Company is registering 2,194,235 shares of common stock based on

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 10, 2009

its good faith estimate of the maximum number of shares that could be issuable upon exercise of the warrant prior to its expiration as a result of these anti-dilution provisions. We have revised the fee calculation table and the cover of the prospectus included in the Registration Statement (the “Prospectus”) to reflect this revised number of shares being registered. We have also included disclosure in the prospectus relating to this good faith estimate. We are filing a new legal opinion with Amendment No. 1 to reflect this revised number of shares.

2.	We note that the common stock being registered in this registration statement was previously registered for resale in a Form S-3, File No. 333-39978. In that registration statement you undertook pursuant to Item 512(a)(3) of Regulation S-K to remove from registration by means of a post-effective amendment any of the securities being registered which remained unsold at the termination of the offering. Please deregister the securities from this previous registration statement.

Response:

The Company filed a post-effective amendment to the Form S-3, File No. 333-39978, to deregister the securities on January 22, 2009.
Selling Stockholder, page 1
3.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holder. See Regulation S-K Compliance and Disclosure Interpretation Question 140.2. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.

Response:

We have revised the Prospectus on page 2 to provide the requested disclosure.

4.	Please disclose if the selling shareholder is a registered broker-dealer or affiliate or a registered broker-dealer. If you determine that the selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Response:

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
March 10, 2009

We have revised the Prospectus on page 2 to provide the requested disclosure.

5.	Please disclose how the selling shareholder acquired the shares being sold in this offering.

Response:

We have revised the Prospectus on page 1 to provide the requested disclosure.

The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call the undersigned at (713) 220-4323 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,
/s/ William M. Young
William M. Young

cc:     Mark Airola (Company)